FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5
Canada

ITEM 2 Date of Material Change

August 12, 2025

ITEM 3 News Release

On August 13, 2025, a news release relating to the material change referred to herein was issued through Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the profile of Hudbay at www.sedarplus.ca.

ITEM 4 Summary of Material Change

On August 12, 2025, Hudbay entered into a definitive subscription agreement (the "Subscription Agreement") with Copper World, Inc. ("Copper World") and Mitsubishi Corporation ("Mitsubishi"), pursuant to which Mitsubishi agreed to acquire a 30% interest in Copper World. Copper World is a wholly owned subsidiary of Hudbay and owns the fully permitted Copper World project in Arizona (the "Project"). Pursuant to the terms of the Subscription Agreement, Mitsubishi will make an initial cash contribution to Copper World of US$600 million for a 30% equity interest in Copper World, comprising (i) US$420 million as consideration payable at closing, and (ii) US$180 million payable within 18 months of closing (the "JV Transaction").

ITEM 5 Full Description of Material Change

On August 12, 2025, Hudbay entered into the Subscription Agreement with Copper World and Mitsubishi, pursuant to which Mitsubishi agreed to acquire a 30% interest in Copper World. Copper World is currently a wholly owned subsidiary of Hudbay and owns the Project. Pursuant to the terms of the Subscription Agreement, Mitsubishi will make an initial cash contribution of US$600 million to Copper World for a 30% equity interest in Copper World, comprising (i) US$420 million payable at closing, and (ii) US$180 million payable within 18 months of closing.

The Project is located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson.

Following the closing of the JV Transaction, Mitsubishi will be required to contribute 30% of the ongoing costs of the Project and will participate in the funding of the Project's definitive feasibility study, as well as the final project design, project financing, and project construction for the Project. Hudbay will retain 100% of its existing U.S. federal net operating losses of approximately US$275 million and Arizona state losses of US$210 million.

The JV Transaction is expected to close in late 2025 or early 2026 and is conditioned upon receipt of certain regulatory approvals and the satisfaction of other customary closing conditions.

The foregoing description of the key terms of the JV Transaction, the Subscription Agreement and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement. A copy of the Subscription Agreement has been filed on SEDAR under the profile of Hudbay at www.sedarplus.ca.

The representations, warranties and covenants contained in the Subscription Agreement were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties to the Subscription Agreement and may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made between the parties. As a result, investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Subscription Agreement or their respective affiliates.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle
Vice President, Investor Relations, Financial Analysis and External Communications
(416) 814-4387
investor.relations@hudbay.com

ITEM 9 Date of Report

August 22, 2025.

Forward-Looking Information

This Material Change Report contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information in this Material Change Report includes, but is not limited to, the consummation and timing of the JV Transaction, the satisfaction of the conditions precedent to the JV Transaction, including but not limited to receipt of certain regulatory approvals, expectations regarding the anticipated benefits of the JV Transaction to Hudbay, Mitsubishi and the United States, and Hudbay's expectations for the Project. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with satisfying the conditions to the closing of the JV Transaction, including the timing, receipt and any conditions associated with regulatory approvals, risks generally associated with the mining industry, such as fluctuations in general macroeconomic conditions (including future commodity prices, currency fluctuations, energy prices and general cost escalation), litigation, regulatory and landholding risks associated with the development and operation of Copper World, changes in national and local governments, legislation, taxation, controls, regulations and other political or economic developments, the results of the feasibility study for the Project, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent annual information form, a copy of which has been filed under Hudbay's profile on SEDAR+ at www.sedarplus.ca and Hudbay's most recent Form 40-F, a copy of which has been filed under Hudbay's profile on EDGAR at www.sec.gov.